ALEXANDER M. DONALDSON

adonaldson@wyrick.com

January 13, 2012

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: John L. Krug

Re:	Cempra Holdings, LLC
Registration Statement on Form S-1
Filed October 12, 2011, amended on November 22 and December 22, 2011
File No. 333-177261

Dear Mr. Krug:

We write this letter on behalf of our client Cempra Holdings, LLC in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated January 9, 2012. Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

FORM S-1

Critical Accounting Policies and Estimates

Share-Based Compensation, page 50

1.	Please refer to prior comment two. We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. At that time, please provide quantitative and qualitative disclosures, explaining the difference between your estimated offering price and the fair value of each equity issuance.

Cempra has revised the disclosure on pages 57 and 58 of the registration statement to provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance. Cempra supplementally advises the Staff that there have been no additional stock option grants since March 1, 2011. However, Cempra performed contemporaneous valuations of the fair market value of its common stock at August 1, 2011 and again at September 30, 2011, which has also been included in the revised disclosure.

U.S. Securities and Exchange Commission

January 13, 2012

2.	Please refer to prior comment three. Please expand your disclosure to quantify the changes in expected timing and assigned probabilities for each exit scenario at each valuation date.

Cempra has revised the disclosure on pages 55 and 57 of the registration statement to enhance its disclosure to add the expected timing and assigned probabilities for each exit scenario at each valuation date.

Executive Compensation, pages 102-111

3.	Please revise the discussion in this section as appropriate to reflect information for 2011 instead of 2010.

Cempra has revised the disclosure on pages 105 to 108 of the registration statement to update the executive compensation disclosure to provide information required for fiscal year 2011.

* * * * *

In addition to the revisions discussed above, the prospectus has been revised throughout to reflect the number of shares being offered, the offering price range and an assumed offering price, on page 6 to disclose the recently approved 1-for-9.5 reverse stock split that will be effected prior to the corporate conversion (and the registration statement has been revised throughout to give effect to the reverse stock split as if it had occurred on September 30, 2011), on the cover page and on pages 8, 117 and 129 to disclose indications of interest received by Cempra from existing security holders for participation in the offering, on page 38 to update the planned use of proceeds, and elsewhere to update information from November 30, 2011 to December 31, 2011 and to make other smaller revisions and corrections.

Cempra respectfully submits that the foregoing discussions and amendments to the registration statement are appropriately responsive to the comments of the Staff. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Alexander M. Donaldson
Alexander M. Donaldson

cc:	Mark W. Hahn